Exhibit 2(L)(2)

[DECHERT LLP LETTERHEAD]

April 14, 2008

ING Senior Income Fund

7337 East Doubletree Ranch Road

Scottsdale, Arizona  85258-2034

Re:            ING Senior Income Fund
(Investment Company Act File No. 811-10223)

Dear Ladies and Gentlemen:

We have acted as counsel to ING Senior Income Fund (the “Fund”), a Delaware statutory trust, in connection with the Registration Statement of the Fund (the “Registration Statement”) and have a general familiarity with the Fund’s business operations, practices and procedures.  You have asked for our opinion regarding the issuance of shares of beneficial interest by the Fund in connection with the registration of the Class I and Class W shares in the amount designated on the facing sheet of the Registration Statement under the Securities Act of 1933, as amended.

We have examined originals and certified copies, or copies otherwise identified to our satisfaction as being true copies, of various corporate records of the Fund and such other instruments, documents and records as we have deemed necessary in order to render this opinion. We have assumed the genuineness of all signatures, the authenticity of all documents examined by us and the correctness of all statements of fact contained in those documents.

Based upon the foregoing, we are of the opinion that the Class I and Class W shares being registered pursuant to the Registration Statement, when issued in accordance with the terms described in the Registration Statement as filed on or about April 14, 2008, will be legally issued, fully paid and non-assessable by the Fund.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP